Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter of Fiscal Year 2015 Ended September 30, 2014

First Quarter of Fiscal Year 2015 Financial Highlights

•	Total revenues were $140.7 million, an increase of 24.2% compared to the comparable prior year period and a decrease of 11.4% compared to last quarter.
•	Non-GAAP gross margin was at 39.6%, compared to 36.6% from the comparable prior year period, and 34.9% from last quarter.
•	Non-GAAP net income attributable to Hollysys was $27.2 million, an increase of 33.4% and 6.4% compared to the comparable prior year period and last quarter respectively.
•	Non-GAAP diluted EPS were at $0.46, an increase of 31.4% and 7.0% compared to the comparable prior year period and last quarter respectively.
•	Integrated Contracts Backlog was $495.7 million, a decrease of 3.9% compared to the comparable prior year period and a decrease of 10.8% compared to last quarter.
•	Quarterly DSO of 176 days, compared to 175 from the comparable prior year period, and 148 days from last quarter.
•	Inventory turnover days of 41 days, compared to 44 from the comparable prior year period, and 31 days from last quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $191.1 million at the end of the first quarter of FY 2015.

Beijing, China – November 14, 2014 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2015 first quarter ended on September 30, 2014 (see attached tables). The management of Hollysys, stated: “We are pleased to report a solid financial and operational result for the first quarter of this fiscal year, here I would like to discuss some key events during this quarter:

“During this quarter, we continuously insisted in executing our strategies to vertically penetrate in the high-end industrial automation market and we have won several high-end projects in chemical, thermal, food beverage and new energy industries. We were also focusing on building strong after-sale department and set long-term goals on improving after-sale services. Our solution in reducing waste emission and environment protection proved successful. In recent operation, we have won a significant bidding to provide our proprietary DCS for 1GW Guangdong Yuedian Bohe thermal power plant. We also had a contract win of 2X800MW thermal power plant DCS reconstruction project for Liaoning Suizhong Power Plant, which marks our footstep on largest scale of power plant reconstruction area in China, proved that our leading technology and total solution has won the trust of our client to replace the foreign player’s control technology and products. With China becoming an aging society and labor shortage tends to be a bigger problem, China is putting more efforts in automation to replace labor and improve efficiency to reduce emission and protect environment. We believe we will financially benefit more in the long run. Going forward, we will continue to expand our sales force and allocate more resources to high-growth industries, penetrate further into high-end market, increase market share in the low to mid-end market, expand our products supply such as software and safety protection solution, increase our overall market share and grow the business in the industrial automation leveraging our advanced technologies, experienced professionals, profound industry expertise, and customization and innovation capability.

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November 14, 2014

"In rail transportation, during this quarter, we feel excited of the significant subway supervisory control and data acquisition system (SCADA) bidding win in Tianjin Subway Line 5, which is scheduled to be in operation by the end of 2017, leveraging our previous successful subway SCADA experience in Beijing, Guangzhou, Shenzhen subway lines. We will continue to deliver quality works and work closely with subway authorities in the future to promote our SCADA and future subway signaling technologies. Besides in the high-speed rail, we continuously make remarkable achievements and market share increase. Currently we are tightly executing quite a few railway lines including Qingdao-Rongcheng Line, Guiyang-Guangzhou Line, Shenyang-Dandong Line, and bidding for new projects. We also work to expand our rail products supply such as track circuit. We have finished one year testing of this product on line authorized by Beijing Railway Bureau, and soon we are going to finish the official admission progress. With China’s tremendous rail and subway construction nationwide, there is going to be an exciting prospect for Hollysys. As a well-recognized rail signaling system provider, we are confident that with our strong R&D capability, solid execution and reliable products, Hollysys will continue to penetrate China's vast rail and subway construction market and achieve significant results.

"In the mechanical and electrical solution segment, Bond and Concord delivered solid growth during this quarter given their solid local market position, abundant customer resources and strong execution in Southeast Asia. For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. With our proprietary technology and products, industry expertise and strong competitive advantages, together with our expanded local channels through Bond and Concord, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields, and creating value for our shareholders."

The First Quarter of Fiscal Year 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended
	Sep 30, 2014	Sep 30, 2013	% Change

Revenues	140,663	113,231	24.2%
Integrated contract revenue	128,491	105,523	21.8%
Products sales	8,880	6,947	27.8%
Service rendered	3,292	761	332.6%
Cost of revenues	84,973	71,774	18.4%
Gross profit	55,690	41,457	34.3%
Total operating expenses	18,514	18,215	1.6%
Selling	6,772	6,597	2.6%
General and administrative	9,313	8,189	13.7%
Research and development	8,783	7,948	10.5%
VAT refunds and government subsidies	(6,355)	(4,519)	40.6%
Income from operations	37,177	23,242	60.0%
Other income (expenses), net	556	452	23.1%
Foreign exchange (losses) gains	(698)	633	(210.4)%
Share of net (losses) of equity investees	(2,512)	(324)	674.4%
Interest income	855	799	7.0%
Interest expenses	(330)	(301)	9.5%
Income tax expenses	7,415	3,793	95.5%
Net income attributable to non-controlling interest	476	347	37.0%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	27,157	20,360	33.4%
Non-GAAP basic EPS	0.47	0.35	34.3%
Non-GAAP diluted EPS	0.46	0.35	31.4%

Share based compensation expenses	466	436	6.9%
Amortization of acquired intangibles	1,897	1,021	85.9%
Acquisition-related incentive share contingent consideration fair value adjustments	(2,505)	(1,282)	95.5%
Acquisition-related cash contingent consideration fair value adjustments	201	157	28.4%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	27,099	20,029	35.3%
GAAP basic EPS	0.47	0.35	34.3%
GAAP diluted EPS	0.46	0.35	31.4%

Basic weighted average common shares outstanding	58,267,468	57,601,855	1.2%
Diluted weighted average common shares outstanding	59,103,654	57,990,898	1.9%

Hollysys Automation Technologies, Ltd	Page 3
November 14, 2014

Operational Results Analysis for the quarter ended September 30, 2014

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2014 increased from $113.2 million to $140.7 million, representing an increase of 24.2%. Broken down by the revenue types, integrated contracts revenue increased by 21.8% to $128.5 million, products sales revenue increased by 27.8% to $8.9 million, and services revenue increased by 332.6% to $3.3 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

	Three months ended Sep 30,
	2014		2013
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	57.1	40.6%	58.0	51.3%
Rail Transportation	40.8	28.9%	36.5	32.2%
Mechanical and Electrical Solution	40.1	28.5%	13.3	11.7%
Miscellaneous	2.7	2.0%	5.4	4.8%
Total	140.7	100.0%	113.2	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.6% for the three months ended September 30, 2014, as compared to 36.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 36.3%, 79.2% and 61.6% for the three months ended September 30, 2014, as compared to 34.8%, 62.3%, and 49.5% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 38.2% for the three months ended September 30, 2014, as compared to 35.7% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 34.8%, 79.2% and 61.6% for the three months ended September 30, 2014, as compared to 33.9%, 62.3%, and 49.5% for the same period of the prior year respectively.

Selling expenses were $6.8 million for the three months ended September 30, 2014, representing an increase of $0.2 million or 2.6% compared to $6.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.8% and 5.8% for the three months ended September 30, 2014, and 2013, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $9.3 million for the quarter ended September 30, 2014, representing an increase of $1.1 million, or 13.7%, as compared to $8.2 million for the same period of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 6.6% and 7.2% for quarters ended September 30, 2014 and 2013 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $9.8 million and $8.6 million for the three months ended September 30, 2014 and 2013, respectively.

Research and development expenses were $8.8 million for the three months ended September 30, 2014, an increase of $0.8 million or 10.5% compared to $7.9 million for the same quarter of the prior year, mainly due to the increased R&D activities. Presented as a percentage of total revenues, R&D expenses were 6.2% and 7.0% for the quarter ended September 30, 2014 and 2013, respectively.

The VAT refunds and government subsidies were $6.4 million for three months ended September 30, 2014, as compared to $4.5 million for the same period in the prior year, representing a $1.8 million or 40.6% increase which primarily due to the increase of the VAT refunds for $1.9 million.

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November 14, 2014

The income tax expenses and the effective tax rate were $7.4 million and 21.2% for the three months ended September 30, 2014, as compared to $3.8 million and 15.7% for comparable prior year period. For the first quarter of FY 2015, the Company adopted the statutory tax rate of 25% to calculate the current and deferred tax for Beijing Hollysys & Hangzhou Hollysys as opposed to 15% used in the first quarter of FY 2014. These two entities are in the process of reapplying their HNTE certification. Upon reapplication, Beijing and Hangzhou Hollysys will be qualified for the preferential EIT rate of 15% for calendar years ended December 31, 2014 to December 31, 2016.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $27.2 million or $0.46 per diluted share based on 59.1 million shares outstanding for the three months ended September 30, 2014. This represents a 33.4% increase over the $20.4 million or $0.35 per share based on 58.0 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $27.1 million or $0.46 per diluted share representing an increase 35.3% over the $20.0 million or $0.35 per diluted share reported in the comparable prior year period.

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of September 30, 2014 was $495.7 million, representing an decrease of 10.8% compared to $555.5 million as of June 30, 2014, and an decrease of 3.9% compared to $515.9 million as of September 30, 2013. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2014-09-30		2014-06-30			2013-09-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	161.9	32.7%	178.7	32.1%	(9.4%)	162.8	31.6%	(0.5%)
Rail Transportation	244.4	49.3%	262.1	47.2%	(6.8%)	232.4	45.0%	5.2%
Mechanical and Electrical Solution	89.4	18.0%	114.7	20.7%	(22.0%)	92.9	18.0%	(3.7%)
Miscellaneous	-	-	-	-	-	27.8	5.4%	(100.0%)
Total	495.7	100.0%	555.5	100.0%	(10.8%)	515.9	100.0%	(3.9%)

Cash Flow Highlights

For the three months ended September 30, 2014, the total net cash inflow was $0.7 million. The net cash used by operating activities was $0.8 million. The net cash used by investing activities was $15.8 million, out of which $14.6 million was used to settle the third cash consideration in connection to the acquisition of the Bond Group. The net cash provided by financing activities was $17.3 million, which primarily made up by the 20.0 million convertible loan received from international Finance Corporation.

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November 14, 2014

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $191.1 million, $190.5 million, and $129.4 million as of September 30, June 30, 2014, and September 30, 2013, respectively. As of September 30, 2014, the company held $162.9 million in cash and cash equivalents and $28.2 million in time deposits with original maturities over three months.

For the three months ended September 30, 2014, Days Sales Outstanding (“DSO”) was 176 days, as compared to 175 days from the comparable prior year period and 148 days from last quarter; and inventory turnover was 41 days, as compared to 44 days from the comparable prior year period and 31 days from last quarter.

Outlook for FY 2015

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2015 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $94 million to $98 million.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 p.m. Beijing Time on November 14, 2014 / 8:00 a.m. U.S. Eastern Time on November 14, 2014. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 8650536.

4001-200-539	(Mainland China)
+1-855-298-3404	(United States)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

ir.hollysys.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd	Page 6
November 14, 2014

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd	Page 7
November 14, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended Sep 30,
	2014	2013
	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$128,490,997	$105,522,513
Products sales	8,880,301	6,947,264
Revenue from service	3,291,729	760,854
Total revenues	140,663,027	113,230,631

Costs of integrated contracts	83,760,557	69,789,508
Costs of products sold	1,846,506	2,620,593
Costs of services rendered	1,262,595	383,994.00
Gross profit	53,793,369	40,436,536

Operating expenses
Selling	6,771,841	6,597,065
General and administrative	9,778,899	8,624,313
Research and development	8,783,478	7,948,151
VAT refunds and government subsidies	(6,355,000)	(4,519,328)
Total operating expenses	18,979,218	18,650,201

Income from operations	34,814,151	21,786,335

Other incomes, net	3,061,793	1,733,742
Foreign exchange (losses) gains	(698,492)	632,664
Share of net (losses) of equity investees	(2,511,595)	(324,331)
Interest income	854,803	798,804
Interest expenses	(531,235)	(458,121)
Income before income taxes	34,989,425	24,169,093

Income taxes expenses	7,414,839	3,792,927
Net income	27,574,586	20,376,166

Net income attributable to non-controlling interest	475,559	347,229
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$27,099,027	$20,028,937

Other comprehensive income, net of tax of nil
Translation adjustments	(1,930,951)	308,375
Comprehensive income	25,643,635	20,684,541

Comprehensive income attributable to non-controlling interest	475,749	356,821
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$25,167,886	$20,327,720

Net income per ordinary share:
Basic	0.47	0.35
Diluted	0.46	0.35
Weighted average ordinary shares used in income per share computation:
Basic	58,267,468	57,601,855
Diluted	59,103,654	57,990,898

Hollysys Automation Technologies, Ltd	Page 8
November 14, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	Sep 30,	Jun 30,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$162,902,989	$162,159,098
Time deposits with maturities over three months	28,160,859	28,334,126
Restricted cash	8,253,800	8,359,000
Accounts receivable, net of allowance for doubtful accounts of $26,393,600 and $25,690,771 as of September 30 and June 30, 2014, respectively	278,767,228	258,885,135
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,162,041 and $5,839,403 as of September 30 and June 30, 2014, respectively	217,840,962	179,688,181
Other receivables, net of allowance for doubtful accounts of $302,426 and $333,562 as of September 30 and June 30, 2014, respectively	12,688,366	11,039,350
Advances to suppliers	14,403,497	11,588,354
Amounts due from related parties	36,785,020	23,719,670
Inventories	40,333,850	35,053,243
Prepaid expenses	830,085	866,429
Income tax recoverable	634,175	666,377
Deferred tax assets	2,869,798	6,686,685
Assets held for sale	2,795,286	2,847,008
Total current assets	807,265,915	729,892,656
Restricted cash	4,526,327	7,498,485
Prepaid expenses	13,356	108,082
Property, plant and equipment, net	80,263,697	82,344,825
Prepaid land leases	12,221,696	12,396,624
Acquired intangible assets, net	4,508,871	6,509,571
Investments in equity investees	12,361,443	15,062,054
Investments in cost investees	4,436,074	4,435,858
Goodwill	65,394,200	66,640,303
Deferred tax assets	1,906,858	1,806,047

Total assets	992,898,437	926,694,505

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	3,351,538	4,493,846
Current portion of long-term bank loans	13,290,311	8,517,268
Accounts payable	144,256,566	135,669,331
Construction costs payable	1,977,723	4,902,651
Deferred revenue	162,246,374	130,696,303
Accrued payroll and related expenses	11,651,942	10,601,265
Income tax payable	9,459,171	12,040,206
Warranty liabilities	5,330,086	4,013,521
Other tax payables	25,367,995	27,631,113
Accrued liabilities	23,890,207	24,424,491
Amounts due to related parties	10,834,417	3,988,408
Deferred tax liabilities	1,753,339	1,627,149
Current portion of acquisition-related consideration	28,174,168	30,285,478
Total current liabilities	441,583,837	398,891,030
Long-term bank loans	28,109,401	14,978,257
Deferred tax liabilities	1,648,021	2,371,468
Long-term warranty liabilities	3,048,420	3,602,810
Non-current portion of acquisition-related consideration	-	14,793,062
Total liabilities	474,389,679	434,636,627
Commitments and contingencies	-	-
Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 57,554,824 and 57,554,824 shares issued and outstanding as of September 30 and June 30, 2014, respectively	57,555	57,555
Additional paid-in capital	174,572,687	173,765,442
Statutory reserves	23,288,778	23,288,778
Retained earnings	279,449,648	252,350,621
Accumulated other comprehensive income	37,081,010	39,012,151
Total Hollysys Automation Technologies Ltd. stockholder’s equity	514,449,678	488,474,547
Non-controlling interest	4,059,080	3,583,331
Total equity	518,508,758	492,057,878

Total liabilities and equity	$992,898,437	$926,694,505

Hollysys Automation Technologies, Ltd	Page 9
November 14, 2014

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

Three months ended Sep 30, 2014
(Unaudited)
Cash flows from operating activities:
Net income	$27,574,586
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,693,217
Amortization of prepaid land leases	51,574
Amortization of intangible assets	1,896,712
Allowance for doubtful accounts	1,585,093
Gain on disposal of property, plant and equipment	792,256
Share of net loss from equity investees	2,511,595
Share-based compensation expenses	465,689
Deferred income tax expenses	3,164,206
Acquisition-related consideration adjustments	(2,304,373)
Changes in operating assets and liabilities:
Accounts receivable	(21,561,252)
Costs and estimated earnings in excess of billings	(39,119,945)
Inventories	(5,281,787)
Advances to suppliers	(2,820,463)
Other receivables	(1,695,735)
Deposits and other assets	3,120,398
Due from related parties	(12,879,124)
Accounts payable	9,112,342
Deferred revenue	31,662,356
Accruals and other payable	(1,841,601)
Due to related parties	6,845,815
Income tax payable	(2,512,109)
Other tax payables	(2,253,144)
Net cash provided by operating activities	(793,694)

Cash flows from investing activities:
Time deposits placed with banks	(3,408,935)
Purchases of property, plant and equipment	(1,264,990)
Proceeds from disposal of property, plant and equipment	69,675
Maturity of time deposits	3,373,869
Acquisition of shares of an equity investee	(14,600,000)
Net cash used in investing activities	(15,830,381)

Cash flows from financing activities:
Proceeds from short-term bank loans	3,005,759
Repayments of short-term bank loans	(4,074,024)
Proceeds from long-term bank loans	550,061
Proceeds from convertible loan	20,000,000
Repayments of long-term bank loans	(2,181,104)
Net cash used in financing activities	17,300,692

Effect of foreign exchange rate changes	67,274
Net increase in cash and cash equivalents	$743,891

Cash and cash equivalents, beginning of period	$162,159,098
Cash and cash equivalents, end of period	162,902,989

Hollysys Automation Technologies, Ltd	Page 10
November 14, 2014

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles and acquisition-related consideration fair value adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended
	Sep 30,
	2014	2013
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$83,760,557	$69,789,508
Less: amortization of acquired intangibles	1,896,712	1,020,542
Non-GAAP cost of integrated contracts	$81,863,845	$68,768,966

General and administrative expenses	$9,778,899	$8,624,313
Less: Share-based compensation expenses	465,689	435,564
Non-GAAP general and administrative expenses	$9,313,210	$8,188,749

Other (expenses) income, net	$3,061,793	$1,733,742
Add: acquisition-related incentive share contingent consideration fair value adjustments	(2,505,484)	(1,281,904)
Non-GAAP other income, net	$556,309	$451,838

Interest expenses	$(531,235)	$(458,121)
Add: acquisition-related cash consideration adjustments	201,111	156,662
Non-GAAP Interest expenses	$(330,124)	$(301,459)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$27,099,027	$20,028,937
Add:
Share based compensation expenses	465,689	435,564
Amortization of acquired intangible assets	1,896,712	1,020,542
Acquisition-related consideration adjustments	(2,304,373)	(1,125,242)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$27,157,055	$20,359,801

Weighted average number of basic ordinary shares	58,267,468	57,601,855
Weighted average number of diluted ordinary shares	59,103,654	57,990,898
Non-GAAP basic earnings per share	$0.47	$0.35
Non-GAAP diluted earnings per share	$0.46	$0.35